UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

February 19, 2016

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1519 Connecticut Ave., Suite 200, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisitions

Acquisition of Senior Mortgage Loan – Van Nuys

On February 19, 2016, we closed a first mortgage loan with a maximum principal balance of $4,900,000 (the “Van Nuys Senior Loan”). The borrowers, jointly and severally Saviers Van Nuys, LLC, a California limited liability company (“Saviers”) and 6569 Van Nuys LLC, a California limited liability company (together with Saviers, “Van Nuys”), is expected to use the loan proceeds for the up-zoning of a 24,862 square foot two-tenant retail property located at 6569 Van Nuys Blvd, Van Nuys, CA 91401 (the “Van Nuys Property”). The Van Nuys Senior Loan is secured by the Van Nuys Property. Other than with regard to certain other real estate transactions, neither our Manager nor we are affiliated with Van Nuys.

Van Nuys is managed by the principals of Index Real Estate Investments (“Index”), a Van Nuys, CA based real estate firm focused on small-scale apartment developments.

The Van Nuys Property is currently leased to two tenants, producing $285,769 of triple net revenue, meaning Index was purchasing the Van Nuys Property at an in-place 5.2% capitalization rate and the Van Nuys Senior Loan is at an in-place 6.08% debt yield. Index plans on doubling the buildable area of the 56,250 square foot site from a 1.5:1 floor area ratio (“FAR”) (84,375 buildable sf) to a 3.0:1 FAR (168,750 buildable sf) through a zoning change from the current LA-C2 to RAS-4. If the desired zoning is not achieved, we believe that the Van Nuys Property could be sold at the retail valuation at an amount sufficient to pay off the Van Nuys Senior Loan.

The current improvements on the Van Nuys Property were originally constructed in 1954, and are situated on a 1.291-acre site. Currently, the property is 100.0% occupied and appears to be in average overall condition. Access and commercial exposure of the Van Nuys Property is good due to its direct frontage along Van Nuys Boulevard, a main arterial within the trade area.

The Van Nuys Property is comprised of a two-tenant storefront retail building located at the southwest corner of Van Nuys Boulevard and Kittridge Street in Van Nuys, CA. The building is currently occupied by two tenants, WSS Shoe Store, and La Tapachulteca supermarket. The WSS suite is 6,630 SF and the La Tapachulteca suite totals 18,232 SF which includes an 11,667 SF ground floor, and a 6,565 SF mezzanine level. The lease for WSS expires in February 2017 and La Tapachulteca is currently month to month.

The local area is dominated by average to good quality office and retail properties along arterial streets and relatively dense residential uses along secondary streets. Physically, the Van Nuys Property appears to have been maintained, and has an average physical appeal compared to other properties in the local area. Overall, the Van Nuys Property is generally attractive due to the limited number of available retail properties for sale and appealing debt options. Specifically, the Van Nuys Property has stabilized occupancy and is attractive to potential tenants.

Index’s current plan is to up-zone the Van Nuys Property, complete construction drawings, obtain permits and construction financing, and pay-off the Van Nuys Senior Loan within 18 months. Index believes they will have the ability to build a 162,255 square foot, 140-unit apartment project, requiring a zone change from the existing C-2-1L & P-1VL zoning to a RAS4 zoning designation. Although project plans are unclear, we believe that there are several exits scenarios for the Van Nuys Senior Loan at land values well above the basis of the Van Nuys Senior Loan. The Van Nuys Property optionality includes following Index’s plan for 140 apartment units, building a project at the by-right zoning allowing for approximately 80 residential apartment units, or renovating and re-leasing the current retail building.

The Van Nuys Senior Loan was funded with proceeds from our Offering, with an initial funding amount of $4,700,000. The Van Nuys Senior Loan has not been fully drawn down by the Borrower, with the maximum size of our obligations under the Van Nuys Senior Loan being $4,900,000, and the amount drawn as of February 19, 2016 being $4,700,000. On the original closing date of the Van Nuys Senior Loan, Van Nuys was capitalized with $1,771,474.33 of equity capital. The Van Nuys Senior Loan is being serviced by Fundrise Servicing, LLC (“Servicing”), an affiliate of our Manager and a wholly-owned subsidiary of our sponsor.

 The Van Nuys Senior Loan bears an interest rate of 12% per annum, with an amount equal to 6.5% per annum paid current on a quarterly basis, and 5.5% per annum accruing through the maturity date, October 11, 2017 (the “Van Nuys Maturity Date”). In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 1.5% of the Van Nuys Senior Loan amount, paid directly by Van Nuys.

Van Nuys has the ability to extend the Van Nuys Maturity Date for a period of 6 months; provided, however, to exercise such extension, Van Nuys is required to pay to us an extension fee consisting of 0.5% of the outstanding principal amount of the Van Nuys Senior Loan, as well as pay off any accrued but unpaid interest. During the extension period, the interest rate of the Van Nuys Senior Loan will increase to 13% per annum. The Van Nuys Senior Loan may be prepaid in whole or in part without penalty during the term of the Van Nuys Senior Loan.

 As of its closing date, the Van Nuys Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 72.6%. The LTC ratio is the amount of the Van Nuys Senior Loan divided by the anticipated cost to acquire and carry the project. There can be no assurance that such estimated costs will prove to be accurate.

 The principals of Index have provided full recourse guaranties.

The Van Nuys Property is located along Van Nuys Boulevard, a centrally located and highly amenitized area of the San Fernando Valley. The site is adjacent to grocery stores, shopping and restaurants.

Jons International Marketplace, Walgreens, Starbucks, Wells Fargo, Big 5 Sporting Goods, Bank of America and the Van Nuys Postal Branch are all located adjacent to the Van Nuys Property. There are more than 740,300 permanent residents supported by more than 243,600 daytime employees within a 5-mile radius of the subject property.

The Van Nuys Property is located within a mile from Van Nuys Airport; supporting over 12,300 jobs and contributing over $707 million into the local economy. The Metro Orange line is less than a mile from the Property, providing future residents access to the LNR Warner Center and the Metro Red Line Terminus in North Hollywood.

The line connects riders to several major destinations including the Warner Center, Pierce College, Lake Balboa Park, LA Valley College, Valley Village, the North Hollywood Arts District and the Metro Red Line. From the Metro Red Line, riders have access to Universal City, Hollywood, LA City College, Koreatown, Downtown Los Angeles, and Union Station.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated November 24, 2015, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT
TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:	February 23, 2016